Exhibit 99.

PRESS RELEASE

ROSTELECOM REPORTS FIRST HALF 2006 REVENUE GROWTH OF 47.2% TO RUR 28,709.9 MILLION

•                  Revenue for the first half of 2006 increased by 47.2% to RUR 28,709.9 million.

•                  Domestic long-distance traffic for the first six months of 2006 rose 1.2%(1) year on year. Outgoing international traffic grew by 12.4 % and incoming international traffic increased 27.6(2)%.

•                  EBITDA(3) decreased to RUR 5,476.8 million compared to RUR 7 735,5 last year, representing an EBITDA margin of 19.1%, due to significantly higher payments to operators under the new settlement system.

•                  First half 2006 net profit was RUR 2,735.6 million compared to RUR 5,661.0 million a year ago.

Moscow – August 1, 2006 – Rostelecom (NYSE: ROS; RTS, MICEX: RTKM, RTKMP), Russia’s national long-distance telecommunications operator, today announced unaudited first half 2006 results in accordance with Russian accounting legislation (RAS).

First half 2006 revenues amounted to RUR 28,709.9 million - a year-on-year increase of 47.2%.  The increase is primarily attributable to higher DLD and outgoing ILD revenues as a result of the transition to the new system of interaction with Russian operators and subscribers for the provision of domestic and international long-distance services, which came into effect on January 1, 2006.

Domestic long-distance (DLD) traffic for the first six months 2006 amounted to 4,770.2 million minutes – a 1.2% increase year on year. First half 2006 DLD revenues grew 70.4% and totaled RUR 15,231.4 million.

Outgoing international long-distance (ILD) traffic rose 12.4% to 902.5 million minutes.  ILD revenues from Russian operators and subscribers increased by 42.8% over the first half 2005 and totaled RUR 6,347.6  million.

First half 2006 incoming ILD traffic totaled 1,088.6 million minutes - a year-on-year increase of 27.6%. Rostelecom increased its share of incoming international traffic, underscoring the strength of the Company’s market position. Revenues from international operators for incoming ILD traffic transit and termination rose 4.0% year on year to RUR 2,051.0 million.

Revenue from other business segments increased by 21.8% compared to the first half 2005 to RUR 5,079.9  million, reflecting the growth of new products and services. Rostelecom delivered solid increases in revenues from leased lines, intelligent network services and customer equipment servicing. For the first six months of 2006, revenues from leased line services grew 22,8% to RUR 3,449.3 compared to the same period last year.

Rostelecom’s operating expenses for the first half 2006 amounted to RUR 24,789.5 million.  The 90.1% increase compared to last year was driven mainly by higher payments to Russian operators which increased by a factor of 3.5 times mainly as a result of the new interaction system.

Depreciation increased 22.5% year on year to RUR 1,556.4 million for the first six months of 2006 as a result of significant additions of property, plant and equipment in 2005.

As a result of higher operating costs, EBITDA for the first half 2006 totaled RUR 5,476.8 million down 29.2% year on year, representing an EBITDA margin of 19.1%.

Operating profit amounted to RUR 3,920.4 million, down 39.4% compared to last year.

The result from other operating activities for the first six months 2006 totaled RUR (211.7) million compared to RUR 1,119.1 million a year ago. The decrease is mainly driven by a revaluation of the Company’s financial investments and a decrease in gains from the sale of investments. Rostelecom recorded a RUR (185.1) million net revaluation loss for the first half 2006 compared to RUR 633.7 million net revaluation gain a year ago. Net income from the sale of investments in the first half of 2006 was RUR 13.5 million compared to RUR 472.9 million for the first half of 2005. The decrease is primarily attributable to the sale of Rostelecom’s interest in Telmos in the first half of 2005.

(1) All traffic data provided in the press release is preliminary.

(2) Incoming ILD traffic for the first half of 2005 has been revised.

(3) EBITDA is calculated as total revenues less operating expense excluding depreciation.

The result from other non-revenue activities for the first half 2006 amounted to RUR (34.6) million compared to RUR (172.1) million a year ago.

Rostelecom’s net profit for the first half 2006 totaled RUR 2,735.6 million compared to RUR 5,661.0 million a year ago.

PROFIT AND LOSS STATEMENT, RUR MILLION

	6mo 2006	6mo 2005	% change, y-o-y

Revenue	28,709.9	19,501.4	47.2%

Operating expenses	(24,789.5)	(13,037.0)	90.1%
Depreciation	(1,556.4)	(1,271.0)	22.5%
EBITDA	5,476.8	7,735.5	-29.2%

Operating profit	3,920.4	6,464.5	-39.4%
Results from other operating activities	(211.7)	1,119.1	n/a

Profit (loss) from revaluation of financial investments	(185.1)	633.7	n/a
Net income from the sale of investments	13.5	472.9	-97.2%
Results from other non-sales activities	(34.6)	(172.1)	-79.9%

Profit before tax	3,674.2	7,411.5	-50.4%

Profit tax	(940.3)	(1,750.5)	-46.3%
Extraordinary items	1.8	0.0	n/a

Net Profit	2,735.6	5,661.0	-51.7%

KEY RATIOS

	6mo 2006	6mo 2005
Operating margin, %	13.7%	33.1%
EBITDA margin, %	19.1%	39.7%
Net margin, %	9.5%	29.0%

BALANCE SHEET, RUR MILLION

	Jan. 01, 06	Jun. 30, 06	% change, y-o-y

ASSETS
Non-current assets, incl.	30,202	33,137	9.7%
Intangible assets	0	0	n/a
Fixed assets	19,478	19,402	-0.4%
Construction in progress	4,603	6,008	30.5%
Long-term financial investments	3,888	5,151	32.5%
Deferred tax assets	0	0	n/a
Other non-current assets	2,233	2,576	15.4%

Current assets, incl.	22,707	25,280	11.3%
Inventory	878	1,595	81.6%
VAT on obtained property	1,289	802	-37.8%
Accounts receivable	6,216	11,241	80.8%
Short-term financial investments	12,232	10,129	-17.2%
Cash and cash equivalents	2,091	1,512	-27.7%
Other current assets	0	1	n/a

BALANCE	52,909	58,417	10.4%

SHAREHOLDERS’ EQUITY AND LIABILITIES

Shareholders’ equity	39,084	39,737	1.7%
Liabilities, incl.	13,825	18,679	35.1%
Long-term liabilities	6,306	6,569	4.2%
Loans due more than in 12 months	5,543	5,280	-4.7%
Short-term liabilities	7,518	12,110	61.1%
Loans due less than in 12 months	712	177	-75.1%

BALANCE	52,909	58,417	10.4%

***

Certain statements in this press release are “forward-looking statements” within the meaning of the U.S. federal securities laws and are intended to be covered by the safe harbors created thereby.

These forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from those expressed or implied by these forward-looking statements.

These risks include the risk of changes the Company’s operations and business prospects, the general financial and economic circumstances, relating to regulation of the Russian telecommunications industry and the Russian legislation; the competition and other risks.

For a more detailed discussion of these and other factors, see the Company’s Annual Report on Form 20-F for its most recently completed fiscal year and the Company’s other public filings with The U.S. Securities and Exchange Commission.  Many of these factors are beyond the Company’s ability to control or predict.  Given these and other uncertainties, the Company cautions not to place undue reliance on any of the forward-looking statements contained herein or otherwise.

The Company does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except as maybe required under applicable the U.S. federal securities laws.

For further details please contact

Rostelecom IR Team

Tel.: + 7 499 973 9920 Fax: + 7 499 973 9977 e-mail: rostelecom@rostelecom.ru